CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

July 16, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  WKN 866036

(www.finanztreff.de)

CREAM MINERALS REPORTS DIAMOND DRILL SUMMARY ON

NUEVO MILENIO PROPERTY, MEXICO

Cream Minerals Ltd. (TSX-V “CMA”) (“Cream”) is pleased to provide a progress report on its 100% owned Nuevo Milenio property, near Tepic, Nayarit State, Mexico.  In a report dated July 6, 2007, Mr. Fred Holcapek, P.Eng., reported the following:

Diamond drilling in 2007 concentrated along the southeast section of the Dos Hornos Zone 1 from Trench 4 to south of Mina San Miguel as shown in the attached maps.  A total of 29 diamond drill holes for a total of approx. 5,200 m along the Dos Hornos Zone 1 were completed.  The balance of assays for DDH 21-06, DDH 22-06 and all of DDH 07-23 have been received.

Below is a summary of all drill holes (which includes 2003 drilling) with available assays from Trench 3 to 370 m southeast of Mina San Miguel, a distance of approximately 950 meters:

Description	Sample	From	To	m	feet	Au g/t	Ag g/t

DDH 11 – 03 (Trench 3 Area)
Vein 1	199012	28.00	30.00	2.00	6.56	0.222	68.00
Vein 2 HW of Fault	199024	52.00	54.00	2.00	6.56	0.778	124.00

DDH 01 – 03 (Trench 3 Area)
HW of Fault	104017	0	2.00	2.00	6.56	2.945	144.00
FW of Fault	104017 to 139	192.00	198.00	6.00	19.68	0.299	92.97
Including	104139	196.00	198.00	2.00	6.56	0.651	200.00

DDH 02 – 03 (Trench 3 Area)
Weighted Average	104173	0.00	2.00	2.00	6.56	0.845	326.50
Zone 2 HW of Fault	104214 to 216	82.00	88.00	6.00	19.68	0.769	79.97
Including	104216	86.00	88.00	2.00	6.56	1.729	147.00

DDH 10 – 06 (Trench 4 Area)
Weighted Average	296396 to 409	12.50	40.50	20.00	65.60	0.6145	77.82
Including	296396 to 403	12.50	28.50	16.00	52.48	0.755	86.13
Including	296396 to 401	12.50	24.50	12.00	39.36	0.926	106.12
Including	296399 to 401	18.50	24.50	6.00	19.68	1.474	158.17
Including	296399 to 400	18.50	22.50	4.00	13.12	1.276	216.55

Description	Sample	From	To	m	feet	Au g/t	Ag g/t

DDH 11 – 06 (Trench 4 Area)
Weighted Average	296431 to 40	11.30	31.30	20.00	65.60	0.550	90.70
Including	296436 to 40	21.30	31.30	10.00	32.80	0.095	51.02
Including	296431 to 36	11.30	23.30	12.00	39.36	0.863	123.65
Including	296431 to 35	11.30	21.30	10.00	32.80	1.005	130.38
Including	296431 to 33	11.30	17.30	6.00	19.68	1.410	157.83
Including	296431 to 32	11.30	15.30	4.00	13.12	1.982	211.25

Zone 2	296447 - 48	43.70	47.50	4.00	13.12	0.173	102.00
	Including	43.70	45.70	2.00	6.56	0.315	153.00
Zone 3 parallel vein	296455	59.20	61.20	2.00	6.56	10.423	29.30

DDH 15 – 06 Drill core very oxidized
Weighted Average	295526 to 33	82.10	97.00	14.90	44.28	0.322	59.52
Including	295529 to 33	87.00	97.00	10.00	32.80	0.394	82.58
Including	295529 to 31	87.00	93.00	6.00	19.68	0.603	119.90
Including	295529 to 30	87.00	91.00	4.00	13.12	0.827	159.75
Including	295530	89.00	91.00	2.00	6.56	0.934	221.50

DDH 16 – 06 Drill core very oxidized
Weighted Average	295561 to 63	73.50	79.20	5.70	18.70	0.694	83.98
Including	295561 to 62	73.50	77.20	3.70	12.14	0.847	116.29
Including	295561	73.50	75.50	2.00	6.52	0.800	206.30

DDH 20 – 06 150 m north of Mina San Miguel
Weighted Average	295675 to 81	145.30	158.80	13.50	44.28	1.031	97.35
Including	295676 to 80	148.80	158.80	10.00	32.80	1.376	130.52
Including	295676 to 80	148.80	156.80	8.00	26.24	1.662	160.88
Including	295676 to 77	150.80	156.80	6.00	19.68	1.942	194.16
Including	295676 to 80	152.80	156.80	4.00	13.12	2.521	261.25
Including	295678	152.80	154.80	2.00	6.56	3.703	334.50

DDH 21 – 06 Core set up below DDH 20 – 06. Faulted segment gouge, crushed quartz vein
Weighted Average	295699 - 702	202.00	208.00	6.00	19.68	0.158	33.37
Including	295699 - 700	202.00	206.00	4.00	13.12	0.155	42.60
Including	295699	206.00	208.00	2.00	6.56	0.190	51.00

DDH 18 – 06 Tested Mina San Miguel at depth
Weighted Average	295611 to 15	91.20	101.20	10.00	32.80	0.798	88.36
Including	295611 to 14	91.20	99.20	8.00	26.24	0.959	107.20
Including	295611 to 13	91.20	97.20	6.00	19.68	1.223	140.07
Including	295611 to 12	91.20	95.20	4.00	13.12	1.783	203.20

DDH 19 – 06 Cut the quartz zone below Mina Santa Gertrudis, faulted crushed quartz, no significant assays.

Description	Sample	From	To	m	Feet	Au g/t	Ag g/t

DDH 19 – 03 Mina San Miguel southeast of DDH 18-06
Weighted Average	182579 to 84	34.00	46.00	12.00	39.36	0.310	74.12
Including	182581 to 84	38.00	46.00	8.00	26.24	0.410	102.88
Including	182581 to 82	38.00	44.00	4.00	19.68	0.500	154.50
Including	18282	40.00	42.00	2.00	6.56	0.670	182.00

DDH 22 – 06 Quartz vein from 96.00 to 103.00 m, faulted, brecciated with minor base metals, oxidized, no significant value.

Note:  DDH numbering change after Hole DDH 22-06.

DDH 07 – 23 High-grade
Weighted Average	295758 - 60	78.6	82.6	6.00	19.68	1.706	525.73
Including	295758 - 59	78.6	82.6	4.00	13.12	2.438	771.20
Including	295759	80.6	82.6	2.00	6.56	4.35	1,388.40

Major amounts of pyrite varying in colour from black to brass yellow to silvery, occur as disseminations, fracture filling and veinlets.  Amounts range from 1% to 30%, limonite and hematite. Free gold was observed with pyrite.

DDH 07 – 24 & 25 Results pending.

DDH 07 – 26, 27, 28 & 29 Logged and shipped during the last week of June for assaying.

Alteration assemblages associated with the quartz veins and quartz stock work in the SE segment are epithermal but of the higher temperature variety.  Along the mineralized section alteration of the wall rock is argillic, sericite, secondary feldspar, chlorite – epidote (propylithic) and silica flooding with or without chalcedony and calcite replacement in places.  Faulting, brecciation and micro brecciation is common and extensive.  The rocks are very porous and have abundant open spaces and cavities.

Several drill holes cut ash tuffs with silica flooding showing sulphides as dissemination and veinlets.  At this time, we do not know if there is a change in grade associated with these ash tuffs.

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Nuevo Milenio Property and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.  Mr. Holcapek is responsible for the technical information contained in this news release.

For more information, including about Cream and its mineral property interests, please visit Cream’s website – www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

2360700 N
2360500 N
2360300 N
2360100 N
2359900 N
1,400 m
1,400 m
N25 W
S25E
1,200 m
Shaft 12
Surface Cut
MINA SAN MIGUEL
Arroyo San Miguel
Shaft 13
Shaft 14
MINA SANTA GERTRUDIS
Trench 3
Trench 4
Shaft 10
Shaft 9
1,200 m
Adit 3
DDH 07 -26
DDH 20 - 06
DDH 07 - 28
DDH 19 - 03
DDH 11 - 03
DDH 07 -29
DDH 07 - 27
DDH18 -06
DDH 07 - 23
DDH 19 - 06
DDH 07- 25
DDH 16 - 06
DDH 15 - 06
DDH 21- 06
DDH 07- 24
DDH 22- 06
DDH 02 - 03
DDH 10 -06
DDH11 - 06
Adit 4 Level 1,075 m
DDH 12 – 06
projected135 m SE
DDH 07 - 30
1,000 m
DDH 01 – 03
Projected
135 m SE
DDH 09 – 06
projected
135 m SE
Drill Holes 2003
Drill holes 2006, 2007
assayed
Drill Holes Proposed
Fault
N70E/60S
800 m
800 m
Fault
N80W/75S
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS South, Zone 1 HW
PRELIMINARY LONGITUDINAL SECTION
BY: Ing. German Francisco R
F. Holcapeck, P.Eng.
May 15, 2007
0 m
100 m
200 m
600 m
FW SECTION Displaced 135 m to NE of HW Section

CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS South, Zone 1, FW
PRELIMINARY LONGITUDINAL SECTION
BY: Ing. German Francisco R
F. Holcapeck, P.Eng.
April 30, 2007
Strike N20W
Strike N
Note: HW Section Is Displaced 135 m to SE
1200 m
Strike N35W
DDH 15 – 06 Core assayed
Road to DDH 16 - 06
Arroyo Dos Hornos
VEIN IN CREEK
FAULT
N70E/60S
Access To
DDH 18 - 03
Shaft 5
Trench 2
Road
Shaft 2
Shaft 3
Shaft 4
Trench 1
FAULT
N70E/60S
1100 m
Arroyo Guadalupana
Shafts 1
Adit 2
Adit 1
DDH 18 - 03
X-cut
Adit 4
DDH 17 -03
DDH 12 - 06
DDH 05 - 06
DDH 02 - 06
DDH 01-06
DDH 14 - 06
1000 m
DDH 01 -03
Drill Holes 2003
Drill holes 2006
0 m
50 m
100 m
FAULT
N70E/60S
FAULT
N80W/75S
DDH 03 -06
DDH 09 -06
FAULT
FAULT
900 m
DDH 04-06
FAULT
2361000 N
2360900 N
2360800 N
2360700 N